SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)

MAXWELL SHOE COMPANY INC.

(Name of Subject Company)

MAXWELL SHOE COMPANY INC.

(Name of Person Filing Statement)

Class A Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

577766108

(CUSIP Number of Class of Securities)

Mark J. Cocozza

Chairman and Chief Executive Officer

Maxwell Shoe Company Inc.

101 Sprague Street, P.O. Box 37, Readville (Boston), MA 02137-0037

(617) 364-5090

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

Jonathan K. Layne, Esq. Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, CA 90067-3026 (310) 552-8500	Dennis J. Friedman, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 (212) 351-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment to the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Maxwell Shoe Company Inc. (the “Company”) on March 29, 2004 and subsequently amended on April 1, 2004, April 8, 2004, April 12, 2004, April 19, 2004, April 20, 2004, May 17, 2004, May 19, 2004, May 20, 2004, May 26, 2004, May 28, 2004 and June 7, 2004 (as amended, the “Schedule 14D-9”), is to attach Annex B, the opinion of Lehman Brothers Inc., referenced in Amendment No. 11 to the Schedule 14D-9, previously filed by the Company on June 7, 2004 ( “Amendment No. 11”). Annex B, the opinion of Lehman Brothers Inc., was inadvertently omitted from the filing of Amendment No. 11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MAXWELL SHOE COMPANY INC.

Date: June 7, 2004	By:	/s/ Mark J. Cocozza
	Title:	Mark J. Cocozza Chairman of the Board and Chief Executive Officer

ANNEX B

LEHMAN BROTHERS

June 6, 2004

Board of Directors

Maxwell Shoe Company Inc.

101 Sprague Street

P.O. Box 37

Readville, MA 02137

Members of the Board:

We understand that MSC Acquisition Corp. (“MSC”), an indirectly wholly owned subsidiary of Jones Apparel Group, Inc. (“Jones”), has revised its tender offer to purchase (1) all of the issued and outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of Maxwell Shoe Company Inc. (“Maxwell” or the “Company”) and (2) unless and until validly redeemed by the Company’s Board of Directors, the associated rights to purchase shares of Series A Junior Participating Preferred Stock of the Company, by increasing the price to be paid per Share from $20.00 per Share in cash to $22.50 per Share in cash (the “Revised Offer”).

We have been requested by the Board of Directors of the Company to render our opinion with respect to the adequacy, from a financial point of view, to the stockholders of the Company of the consideration offered to such stockholders by MSC in the Revised Offer.

In arriving at our opinion, we reviewed and analyzed: (1) the Schedule TO, as amended, including the exhibits thereto, filed by MSC and Jones, and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, as amended, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and the Company’s Rights Agreement dated as of November 2, 1998, as amended, (3) the License Agreement between Anne Klein, a division of Kasper A.S.L., Ltd., B.D.S. Inc., Lion Licensing Ltd., and the Company dated as of July 9, 1999, as amended, (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the “Company Projections”), (5) the trading history of the Company’s common stock from March 2, 2001 to the present, (6) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, and (7) a comparison of the financial terms of the Revised Offer with the financial terms of certain other recent transactions that we deemed relevant. In addition, we have had discussions with the management of the Company concerning the businesses, operations, assets, financial conditions and prospects of the Company and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration that has been offered by MSC pursuant to the Revised Offer is inadequate to the stockholders of the Company.

We have acted as financial advisor to the Company in connection with the Revised Offer and will receive a fee for our services. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We and certain of our affiliates have in the past provided investment banking and financial services to the Company and Jones, for which services we have received customary compensation. In the ordinary course of our business, we may actively trade in the debt and equity securities of the Company and Jones for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Revised Offer. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration offered to the stockholders in connection with the Revised Offer.

Very truly yours, LEHMAN BROTHERS

/s/ Gary Posternack
Managing Director

EXHIBIT INDEX

Exhibit No.		Document

(a	)(1)	Press Release issued by Maxwell Shoe Company Inc. on March 29, 2004 (1)

(a	)(2)	Letter, dated March 29, 2004 to Maxwell Shoe Company Inc.’s stockholders (1)

(a	)(3)	Letter, dated March 30, 2004 to Maxwell Shoe Company Inc.’s employees (1)

(a	)(4)	Press Release issued by Maxwell Shoe Company Inc. on April 1, 2004 (2)

(a	)(5)	Complaint filed by Maxwell Shoe Company Inc. on April 1, 2004 in the United States District Court for the District of Massachusetts (2)

(a	)(6)	Script from a portion of the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a	)(7)	Slides from the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a	)(8)	Press Release issued by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a	)(9)	Press Release issued by Maxwell Shoe Company Inc. on April 19, 2004 (4)

(a	)(10)	Amended Complaint filed by Maxwell Shoe Company Inc. on April 15, 2004 in the United States District Court for the District of Massachusetts (4)

(a	)(11)	Stipulation of Dismissal between MSC Acquisition Corp. and Maxwell Shoe Company Inc., dated April 20, 2004 (5)

(a	)(12)	Stipulation Regarding Dismissal of Claims among Jones Apparel Group, Inc., MSC Acquisition Corp., and Maxwell Shoe Company Inc., dated April 20, 2004 (5)

(a	)(13)	Press Release issued by Maxwell Shoe Company Inc. on April 20, 2004 (5)

(a	)(14)	Press Release issued by Maxwell Shoe Company Inc. on May 17, 2004 (6)

(a	)(15)	Press Release issued by Maxwell Shoe Company Inc. on May 19, 2004 (7)

(a	)(16)	Press Release issued by Maxwell Shoe Company Inc. on May 20, 2004 (8)

(a	)(17)	Press Release issued by Maxwell Shoe Company Inc. on May 26, 2004 (9)

(a	)(18)	Press Release issued by Maxwell Shoe Company Inc. on May 27, 2004 (10)

(a	)(19)	Press Release issued by Maxwell Shoe Company Inc. on June 7, 2004 (11)

(a	)(20)	Letter, dated June 7, 2004 to Maxwell Shoe Company Inc.’s stockholders (11)

(e	)(1)	Excerpts from Maxwell Shoe Company Inc.’s Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2003 (1)

(e	)(2)	Excerpts from Maxwell Shoe Company’s Definitive Proxy Statement, dated as of February 27, 2004, relating to the 2004 Annual Meeting of Stockholders (1)

(e	)(3)	Amendment No. 2 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and Mark J. Cocozza (1)

(e	)(4)	Amendment No. 1 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and James J. Tinagero (1)

(e	)(5)	Maxwell Shoe Company Inc. Management Retention Plan (1)

(e	)(6)	Agreement, dated as of July 9, 1999 between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. (incorporated by reference to Exhibit 10.21 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2001 (portions of the Exhibit have been omitted pursuant to a request for confidential treatment)) (1)

(e	)(7)	Amendment to Agreement between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. dated March 19, 2002 (incorporated by reference to Exhibit 10.18 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2002) (1)

(g	)	Not applicable

(1)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Schedule 14D-9 filed with the Securities and Exchange Commission on March 29, 2004.
(2)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 1, 2004.
(3)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 2 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 8, 2004.
(4)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 4 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 19, 2004.
(5)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 5 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 20, 2004.
(6)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 6 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 17, 2004.
(7)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 7 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 19, 2004.
(8)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 8 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 20, 2004.
(9)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 9 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 26, 2004.
(10)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 10 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 28, 2004.
(11)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 11 to Schedule 14D-9 filed with the Securities and Exchange Commission on June 7, 2004.